Exhibit 99.72

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Signs AR eCommerce Deal with Cannabis Air Purification Company Alpine Innovative Research Inc.

August 13th, 2019 – New York, NY - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE: NTAR) (FSE:N29) is pleased to announce that it has entered into an agreement with Alpine Innovative Research Inc., a leading air purification company to the Cannabis industry. Alpine Innovative Research Inc. uses advanced technology and components from around the world, but the design and manufacture of the product happens in Calgary, Alberta. Cannabis grow and processing rooms are plagued by pathogens such as mold, mildew, bacteria and viruses. Alpine Innovative Research Inc. sells technologically advanced air filtration products which protect and purify grows for many years to come.

“NexTech and Alpine Innovative Research Inc. are engaged in exploring and leveraging the various benefits of augmented reality for its clean-air products especially for the Cannabis industry. Focusing on the Air Sniper Ultra NexTech will be creating and adapting it’s webAR and AR University platform to facilitate product demonstrations and create a mobile sales tool for Alpine Innovative Research Inc. staff to carry with them wherever they go.” Comments Evan Gappelberg CEO of NexTech AR Solutions.

“As a company focused on providing innovative products to the industry, we saw AR as an opportunity to assist in setting Air Sniper further apart from competitors.” Says Stuart Henley, President of Alpine Innovative Research. “We wanted to use AR to generate a better understanding of our premium product offering and we believe the use of NexTech’s AR will greatly assist in communicating to our customers how Air Sniper equipment integrates into their facility. We see AR as a tool to elevate our client experience and to quickly become an industry leader.”

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programed to be used for eCommerce or for education in the medical device market.

About NexTech AR Solutions Corp.

NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisitions and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents #7,054,831, #7,266,509 and patent-pending applications #15351508, #62457136, #62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing three multi billion dollar verticals in AR.

Aritize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform, including notable customers, Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy.

Aritize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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